Mail Stop 4561

March 30, 2009

Arunkumar Rajapandy
President
Digital Yearbook, Inc.
3938 E. Grant Road, #453
Tucson, Arizona 85712

      Re: **Digital Yearbook, Inc.**
            Form 8-K filed on December 11, 2008
            File No. 000-52917

Dear Mr. Rajapandy:

      We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

            Sincerely,

            /s/ Stephen Krikorian

            Stephen Krikorian
            Accounting Branch Chief